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                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549
                              _______________

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                             (Amendment No. 11)


                              Grow Group, Inc.
                              (Name of issuer)


                   Common Stock, par value $.10 per share
                       (Title of class of securities)

                                399820-10-9
                               (CUSIP Number)


                            Jose Gregorio Garcia
                   Corimon, S.A.C.A., Calle Hans Neumann
                 Edificion Corimon, Los Cortijos de Lourdes
                 Caracas, Venezuela 0171  011 (582) 203-5560
          (Name, address and telephone number of person authorized
                   to receive notices and communications)

                               April 30, 1995
          (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on following pages)
                            (Page 1 of 13 pages)

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- --------------------                                  ---------------------
CUSIP NO.  399820-10-9              13D                  Page 2 of 13 Pages
- --------------------                                  ---------------------
- ------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Corimon Corporation
- ------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                      (a)  [  ]
                                                      (b)  [  ]
- ------------------------------------------------------------
 3.   SEC USE ONLY

- ------------------------------------------------------------
 4.   SOURCE OF FUNDS

      Not Applicable
- ------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                            [  ]
- ------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
- ------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF                   4,025,841 shares**
    SHARES        ------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY                    -0-
    EACH          ------------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON                     4,025,841 shares**
    WITH          ------------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                              -0-
- ------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
            4,025,841 shares
- ------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                            [  ]
- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            25.00%
- ------------------------------------------------------------


* SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** See description of the Option Agreement with Imperial Chemical Industries PLC in Items 4 and 6 herein.

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14.   TYPE OF REPORTING PERSON
            CO
- ------------------------------------------------------------

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- --------------------                                  ---------------------
CUSIP NO.  399820-10-9              13D                  Page 3 of 13 Pages
- --------------------                                  ---------------------
- ------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Corimon International Holdings Limited
- ------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                      (a)  [  ]
                                                      (b)  [  ]
- ------------------------------------------------------------
 3.   SEC USE ONLY

- ------------------------------------------------------------
 4.   SOURCE OF FUNDS

      Not Applicable
- ------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                            [  ]
- ------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
- ------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF                   4,025,841 shares*
    SHARES        ------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY                    -0-
    EACH          ------------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON                     4,025,841 shares*
    WITH          ------------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                              -0-
- ------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
            4,025,841 shares (possible indirect beneficial
            ownership)
- ------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                            [  ]
- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            25.00%
- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
            HC, CO
- ------------------------------------------------------------

* See description of the Option Agreement with Imperial Chemical Industries PLC in Items 4 and 6 herein.

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- --------------------                                  ---------------------
CUSIP NO.  399820-10-9              13D                  Page 4 of 13 Pages
- --------------------                                  ---------------------
- ------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Corimon, S.A.C.A.
- ------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                      (a)  [  ]
                                                      (b)  [  ]
- ------------------------------------------------------------
 3.   SEC USE ONLY

- ------------------------------------------------------------
 4.   SOURCE OF FUNDS

     Not Applicable
- ------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                            [  ]
- ------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Venezuela
- ------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF                   4,025,841 shares*
    SHARES        ------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY                    -0-
    EACH          ------------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON                     4,025,841 shares*
    WITH          ------------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                              -0-
- ------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
            4,025,841 shares (possible indirect beneficial
            ownership)
- ------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                            [  ]
- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            25.00%
- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
            HC, CO
- ------------------------------------------------------------

* See description of the Option Agreement with Imperial Chemical Industries PLC in Items 4 and 6 herein.

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Item 1.     Security and Issuer

            This statement relates to the common stock, par value $.10 per share (the "Common Stock"), of Grow Group, Inc., a New York corporation

(the "Company").  The principal executive offices of the Company are located at 200 Park Avenue, New York, New York 10166.



Introductory Statement.

            This statement is filed on behalf of Corimon Corporation, a

Delaware corporation ("Corimon Corp."), which is a wholly-owned subsidiary of Corimon International Holdings Limited ("Holdings"), which is a wholly-

owned subsidiary of Corimon, S.A.C.A., a Venezuelan corporation

("Corimon").  The principal executive offices of Corimon Corp., Holdings and Corimon are located at Edificio Corimon, Calle Hans Neumann, Los

Cortijos de Lourdes, Caracas, Venezuela.  Corimon Corp., Holdings and

Corimon are herein referred to collectively as the "Reporting Persons."

            This Amendment No. 11 includes amendments to Items 4 and 6 only.



Item 4.     Purpose of Transaction

            The following supplements, but does not replace, the contents of Item 4 of this report on Schedule 13D, as previously amended.  Reference is made to the Standstill Agreement, dated July 21, 1992, as amended,

between the

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Company, on the one hand, and Corimon and Corimon Corp., on the other

(previously filed).

            On April 30, 1995, the Company entered into an Agreement and

Plan of Merger (the "Merger Agreement") with Imperial Chemical Industries

PLC, a corporation organized under the laws of England ("ICI"), and GDEN

Corporation, a New York corporation and an indirect wholly owned subsidiary of ICI ("GDEN").  Pursuant to the terms of the Merger Agreement, ICI agreed to acquire all of the outstanding Common Stock of the Company pursuant to a cash tender offer at a purchase price of $18.10 per share and a merger of a wholly owned subsidiary of ICI with and into the Company.  A copy of the

Merger Agreement is filed as Exhibit 11 hereto.  The description of the

Merger Agreement contained herein is subject to and qualified in its entirety by reference to such exhibit, which is incorporated herein by reference.

            In order to induce ICI and GDEN to enter into the Merger

Agreement, Corimon and Corimon Corp. entered into an Option Agreement

(the "Option Agreement") with ICI and GDEN pursuant to which, under the conditions specified therein, Corimon Corp. agreed to sell (the "Option")

and ICI agreed to purchase all of the shares of Common Stock owned by Corimon Corp. (the "Shares") at a purchase price of $17.50 per Share.

A copy of the Option Agreement is filed as Exhibit 12 hereto.  The description of the Option Agreement contained herein is subject to and qualified in its entirety by reference to such exhibit, which is incorporated herein by reference.

            Certain provisions of the Standstill Agreement, as amended,

were waived by a resolution adopted by the members of the Board of

Directors of the Company who are not designees of Corimon in order to permit Corimon and Corimon Corp. to enter into and perform their obligations under the Option Agreement.

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Item 6.     Contracts, Arrangements, Understandings or Relationships with
            Respect to Securities of the Issuer

            The following supplements, but does not replace, the contents of Item 6 of this report on Schedule 13D, as previously amended.

            Corimon Corp. and Corimon have entered into the Option

Agreement, dated as of April 30, 1995, pursuant to which Corimon Corp.

granted to ICI the Option enabling ICI to purchase all of the Shares at a purchase price of $17.50 per Share.

            Pursuant to the terms of the Option Agreement, ICI must

exercise the Option in whole within two business days following the date the Minimum Condition is satisfied, provided that the date of such exercise is not later than the earlier of (i) November 5, 1995 or

(ii) five business days after the Outside Termination Date (as defined in the Merger Agreement).  ICI may exercise the Option only if the Minimum

Condition has been satisfied.  For purposes of the Option Agreement, the

Minimum Condition shall have been satisfied only if (i) ICI has paid for or accepted for payment all shares of Common

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Stock properly tendered and not withdrawn pursuant to the terms of the tender offer and the Merger Agreement (the "Tendered Shares") and (ii) the

sum of the Tendered Shares plus the Shares constitutes not less than a majority of the outstanding shares of Common Stock on a fully diluted basis.

            The Option Agreement will terminate upon termination of the

Merger Agreement.

            In accordance with the terms of the Option Agreement, Corimon

Corp. has agreed that, prior to the termination of the Merger Agreement, it will vote the Shares in favor of the Merger Agreement and any transactions contemplated thereunder and against any other proposal for any recapitalization, merger, sale of assets or other business combination between the Company and any person or group (other than ICI and GDEN).

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Item 7.     Material to be Filed as Exhibits

            Additional exhibits as follows are filed herewith:

            Exhibit 11 Agreement and Plan of Merger dated as of April 30, 1995 among Grow Group, Inc., Imperial Chemical Industries PLC and GDEN Corporation.

            Exhibit 12 Option Agreement, dated as of April 30, 1995, among Imperial Chemical Industries PLC, GDEN Corporation, Corimon Corporation and Corimon S.A.C.A.

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                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CORIMON CORPORATION


                                          By: /s/ Arthur W. Broslat
                                              Name:  Arthur W. Broslat
                                              Title: Director


                                          Date:  May 1, 1995

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                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CORIMON INTERNATIONAL HOLDINGS
                                          LIMITED


                                          By: /s/ Arthur W. Broslat
                                              Name:  Arthur W. Broslat
                                              Title: President


                                          Date:  May 1, 1995

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                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    CORIMON, S.A.C.A.


                                    By: /s/ Arthur W. Broslat
                                        Name:  Arthur W. Broslat
                                        Title: Executive Vice President



                                    Date:  May 1, 1995

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                             INDEX TO EXHIBITS

                                                             Sequentially
                                                               Numbered
Exhibit No.              Description                             Page


11                       Agreement and Plan of Merger
                         dated as of April 30, 1995 among
                         Grow Group, Inc., Imperial
                         Chemical Industries PLC and
                         GDEN Corporation.

12                       Option Agreement, dated as of
                         April 30, 1995, among Imperial
                         Chemical Industries PLC, GDEN
                         Corporation, Corimon Corporation
                         and Corimon S.A.C.A.